Exhibit (d.3)

INVESTMENT ADVISORY AGREEMENT

SCHEDULE A

(Amended and Restated as of October 19, 2020)

The investment advisory services to be provided under this Investment Advisory Agreement by and between the parties hereto shall pertain to the Fund’s investment activities relating to the assets allocated to the following Series of the Fund’s shares.

1.	Heartland Value Plus Fund

a.	Effective Date: October 26, 1993.

b.	Management Fee: The management fee for this Series, calculated in accordance with paragraph 3 of this Investment Advisory Agreement, shall be at the annual rate of 0.70 of 1% of the average daily net assets of the Series.

2.	Heartland Mid Cap Value Fund

a.	Effective Date: October 31, 2014.

b.	Management Fee: The management fee for this Series, calculated in accordance with paragraph 3 of this Investment Advisory Agreement, shall be at the annual rate of 0.75 of 1% of the average daily net assets of the Series.